OPERATING AGREEMENT

FOR

POPOCA OAKLAND, LLC

A CALIFORNIA LIMITED LIABILITY COMPANY

The interests in this Limited Liability Company have not been registered under the Securities Act of 1933, as amended (the "1933 Act"), or qualified under the California Corporate Securities Law of 1968, as amended, and are being offered in reliance on specific exemptions from registration related to the limited availability of the offering. Interests in this Limited Liability Company are offered pursuant to an exemption from registration with the Securities and Exchange Commission. The Securities and Exchange Commission has not made an independent determination that interests offered hereunder are exempt from registration. The Commissioner of Corporations of the State of California does not recommend or endorse the purchase of these interests, nor has the Commissioner passed upon the accuracy or adequacy of the information set forth herein.

Interests in this Limited Liability Company may be sold, transferred or otherwise disposed of by an investor only upon compliance with all the terms of this Operating Agreement and only if such interests are registered under the 1933 Act and qualified under the California Corporate Securities Law, or if in the opinion of counsel acceptable to this Limited Liability Company, registration or qualification is not required.

OPERATING AGREEMENT

FOR POPOCA OAKLAND, LLC

A CALIFORNIA LIMITED LIABILITY COMPANY

This Operating Agreement ("Agreement") is made as of January 1, 2021, by and among the parties listed on the signature pages hereof, with reference to the following facts:

A. On January 1, 2020, Articles of Organization for Popoca Oakland, LLC, a limited liability company under the laws of the State of California (the "Company"), were filed with the California Secretary of State.

B. The parties desire to adopt and approve an operating agreement for the Company.

NOW, THEREFORE, the parties by this Agreement set forth the operating agreement for the Company under the laws of the State of California upon the terms and subject to the conditions of this Agreement.

ARTICLE 1.   FORMATION; NAME; PRINCIPAL OFFICE; PURPOSE; TERM

1.1.   Formation. Pursuant to the Act, the Members have formed a California limited liability company under the laws of the State of California by filing the Articles of Organization with the California Secretary of State and entering into this Agreement. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

1.2.   Name. The name of the Company shall be as set forth in the Articles. The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Managers deems appropriate or advisable. The Managers shall file any fictitious name certificates and similar filings, and any amendments thereto, that the Managers consider appropriate or advisable.

1.3.   Term. The term of this Agreement shall be co-terminus with the period of duration of the Company provided in the Articles, unless extended or sooner terminated as hereinafter provided.

1.4.   Office and Agent. The office of the Company shall be 411 26th Street, Oakland, CA 94612 and the registered agent shall be Anthony Salguero. The Company shall continuously maintain an office and registered agent in the State of California as required by the Act. The principal office of the Company shall be as the Managers may determine from time to time. The Company also may have such offices, anywhere within and without the State of California, as the Managers from time to time may determine, or the business of the Company may require. The registered agent shall be as stated in the Articles or as otherwise determined by the Managers.

1.5.   Purpose of Company. The purpose of the Company is to engage in any lawful activity for which a limited liability company may be organized under the Act.

ARTICLE 2.   DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article 2 or elsewhere in this Agreement and when not so defined shall have the meanings set forth in the Act.

2.1.   "Act" means the California Revised Limited Liability Company Act (California Corporations Code Sections 17701.01-17713.13) including amendments made thereto from time to time.

2.2.   "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year of the Company, after such Member' Capital Account has been adjusted as follow: (i) the Member's Capital Account shall be increased by the amount of such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain; and (ii) the Member's Capital Account shall be decreased by the amount of the items describe in Reg sections 1.704-1 (b) (2) (ii) (d) (4), (5), and (6). This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Reg section 1.704-1 (b) (2) (ii) (d) and shall be interpreted consistently with that Regulation.

2.3.   "Affiliate" means any individual, partnership, corporation, trust or other entity or association, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member. The term "control," as used in the immediately preceding sentence, means, with respect to a corporation or limited liability company the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled corporation or limited liability company, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

2.4.   "Agreement" means this Operating Agreement as originally executed and as amended from time to time.

2.5.   "Articles of Organization" or "Articles" means the Articles of Organization for the Company originally filed with the California Secretary of State and as amended from time to time.

2.6.   "Assignee" means a person who has acquired a Limited Liability Company Interest in the Company by way of a Transfer in accordance with the terms of this Agreement, but who has not become a Member.

2.7.   "Assignor" means a Member who by means of a Transfer has transferred a Limited Liability Company Interest in the Company to an Assignee.

2.8.   "Available Cash" means all net revenues from the Company's operations, including net proceeds from all sales, refinancings, and other dispositions of Company property that the Managers, in the Managers' sole discretion, deem in excess of the amount reasonably necessary for the operating requirements of the Company, including debt reduction and Reserves.

2.9.   "Bankrupt" or "Bankruptcy" means: (a) the filing of an application by a Member for, or its, his or her consent to, the appointment of a trustee, receiver, or custodian of its, his or her other assets; (b) the entry of an order for relief with respect to a Member in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time; (c) the making by a Member of a general assignment for the benefit of creditors; (d) the entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver, or custodian of the assets of a Member unless the proceedings and the Person appointed are dismissed within ninety (90) days; or (e) the failure by a Member generally to pay its, his or her debts as the debts become due within the meaning of United States Bankruptcy Code §303(h)(1), as determined by the Bankruptcy Court, or the admission in writing of its, his or her inability to pay its, his or her debts as they become due.

2.10.   "Book Depreciation" means, with respect to any item of Company property for a given fiscal year, a percentage of depreciation or other cost recovery deduction allowable for federal income tax purposes for such item during that fiscal year dividing (i) the Fair Market Value of that item at the beginning of the fiscal year (or the acquisition date during the fiscal year), by (ii) the federal adjusted tax basis of the item at the beginning of the fiscal year (or the acquisition date during the fiscal year). If the adjusted tax basis of an item is zero, the Managers may determine Book Depreciation, provided that they do so in a reasonable and consistent manner.

2.11.   "Capital Account" means, with respect to any Member, the account reflecting the capital interest of the Member in the Company, consisting of the Member's initial Capital Contribution maintained and adjusted in accordance with Article 3, Section 3.3 hereof.

2.12.   "Capital Contributions" means, with respect to any Member, the amount of the money and the Fair Market Value of any property (other than money) contributed to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take "subject to" under section 752 of the Code) in consideration of the Units held by such a Member. A Capital Contribution shall not be deemed a loan.

2.13.   "Cause" to remove a Manager hereunder means: (i) the determination that the Manager failed to substantially perform his or her duties in a professional and competent manner, including a failure to devote adequate time (including any such failure to perform resulting from any disability unless otherwise prohibited by applicable law) that is not remedied within 10 days after receipt of written notice from the Company specifying such failure; (ii) if, after a Manager is given notice and corrects such behavior under sub-clause (i) of this paragraph, the Manager demonstrates a continued pattern of unprofessional or incompetent behavior, in which case no further warning or opportunity to cure need be given; (iii) the Managers' conviction, plea of nolo contendere, or imposition of unadjudicated probation for any felony or crime involving moral turpitude; (iv) the Managers' unlawful use (including being under the influence) or possession of illegal drugs on the Company's premises or while performing the Managers' duties and responsibilities under this Agreement; or (v) the Managers' commission of an act of fraud, embezzlement, misappropriation, willful misconduct, or breach of fiduciary duty against the Company. For all purposes under this Agreement, the determination of whether or not an action or omission constitutes Cause shall be made by the vote of Members holding a Majority Interest. In the absence of manifest error, all such determinations made by the vote of Members holding a Majority Interest shall be binding and not subject to challenge or further adjudication of any kind.

2.14.   "Class A Non-Managing Members" or "Class A Members" (referred to herein as the "Non-Managing Members") means those Non-Managing Members subscribing to Class A Non-Managing Membership Interests in the Company, including under the terms of the Offering (defined below) as those interests more specifically identified from time to time in Exhibit A, attached hereto and made a part hereof; said Class A Members shall have no authority to manage or control the business, property and affairs of the Company except to vote on the matters expressly set forth herein.

2.15.   "Class A Units" means those Units held by the Class A Members with the rights described herein.

2.16.   "Code" means, the Internal Revenue Code of 1986, as amended, from time to time.

2.17.   "Company" means the Company named in Article 1 of this agreement.

2.18.   "Company Counsel" means the Company's legal counsel. Specifically, "Company Counsel" shall mean any counsel appointed by the Managers.

2.19.   "Company Minimum Gain" has the meaning set forth in Reg Section 1.704-2 (d).

2.20.   "Company Interest" or "Limited Liability Company Interest" means a Person's right to receive only distributions from the Company to which the Assignor would have been entitled, but does not include any other rights of a Member.

2.21.   "Encumbrance" means, with respect to any Membership Interest, or any element thereof, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.

2.22.   "Fair Market Value" means, with respect to any item of property of the Company, the items adjusted basis for federal income tax purposes, except as follows:

    A.   The Fair Market Value of any property contributed by a Member to the Company shall be the value of such property, as mutually agreed by the contributing Member and the Company;

    B.   The Fair Market Value of any item of the Company property distributed to any Member shall be the value of such item of property on the date of distribution as mutually agreed by the distributee Member and the Company;

    C.   The Fair Market Value of the Company's property shall be subject to the adjustments specified in Section 4.8.

2.23.   "Initial Member Units" means those Units of the Company held by the Initial Members with the rights described herein.

2.24.   "Involuntary Transfer" means, with respect to any Membership Interest, or any element thereof, any Transfer or Encumbrance, whether by operation of law, pursuant to court order, foreclosure of a security interest, execution of a judgment or other legal process, or otherwise, including a purported transfer to or from a trustee in bankruptcy, receiver, or assignee for the benefit of creditors.

2.25.   "Majority of Members" means those Member(s) holding a total number of Units equal to more than 50% of the total outstanding Units of the Company.

2.26.   "Manager(s)" means the Person named as such in this Agreement or the Person(s) who from time to time succeed any Person as a Manager and who, in either case, are serving at the relevant time as a Manager.

2.27.   "Member" means a Person who has been admitted to Membership in the Company as provided in this Agreement and the Act and who has not dissociated from the Company.

2.28.   "Member Nonrecourse Debt" is defined in Reg section 1.704-2(b)(4).

2.29.   "Member Nonrecourse Debt Minimum Gain" for a fiscal year of the Company means the net increase in Minimum Gain attributable to Member Nonrecourse Debt, determined as set forth in Reg section 1.704-2 (i) (2).

2.30.   "Member Nonrecourse Deductions" has the meaning set forth in Reg section 1.704-2 (i) (2). For any fiscal year of the Company, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt equals the net increase during that fiscal year in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt during that fiscal year, reduced (but not below zero) by the amount of any distributions during such year to the Member bearing the economic risk of loss for such Member Nonrecourse Debt if such distributions are both from the proceeds of such Member Nonrecourse Debt and are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, all as determined according to the provisions of Reg section 1.704-2(i) (2). In determining Member Nonrecourse Deductions, the ordering rules of Reg section 1.704 (2) (j) shall be followed.

2.31.   "Membership Interest" means the entire ownership interest in the Company of a person who has been admitted as a Member in the Company at any particular time, including the Member's share of the profits and losses of the Company, the right to receive distributions from the Company, the right to vote or participate in management (to the extent as set forth in this Agreement), and the right to any and all other benefits to which such Member may be entitled as provided in this Agreement and under the Act, together with obligations of such Member to comply with all of the terms and provisions of this Agreement and of the Act.

2.32.   "Net Income" or "Net Loss" is defined in Section 4.1(A).

2.33.   "Non-Managing Members" are those Class A Members described in Section 2.14.

2.34.   "Nonrecourse Deductions" has the meaning set forth in Reg section 1.704-2(c). The amount of Nonrecourse Deductions for a Company fiscal year equals the net increase in the amount of Company Minimum Gain during that fiscal year, reduced (but not below zero) by the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain.

2.35.   "Nonrecourse Liability" is defined in Reg section 1.752-1 (a) (2).

2.36.   "Offering" means the sales of Class A Non-Managing Membership Interests in the Company.

2.37.   "Offering Memorandum" means the document disclosing the terms of the Offering.

2.38.   "Partnership Representative" means such Person as may be designated under Section 9.5.

2.39.   "Percentage Interest" means with respect to each Member, the number of Units held by such Member divided by the total aggregate number of Units held by all Members. Exhibit A sets forth the initial Percentage Interest of each Member.

2.40.   "Person" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

2.41.   "Regulations" ("Reg") means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Code, as such Regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

2.42.   "Reserves" means the aggregate of reserve accounts that the Managers, in the Managers' sole discretion, deem reasonably necessary to meet accrued or contingent liabilities of the Company, the Company's reasonably anticipated operating expenses and working capital requirements.

2.43.   "Subscription Agreement" means the subscription contract attached as Exhibit C to the Offering Memorandum (to which this Agreement is attached as Exhibit B). A prospective Member shall execute the Subscription Agreement to acknowledge and adopt the terms of the Offering and elect to purchase Non-Managing Membership Interest in the Company.

2.44.   "Substitute Member" means a Person who has been admitted to all of the rights of a Member with respect to such Person's Membership Interest in accordance with the provisions of this Agreement.

2.45.   "Successor In Interest" means, a successor of a Person by merger or otherwise by operation of law, or a transferee of all or substantially all of the business or assets of a Person.

2.46.   "Tax Matters Member" means such Person as may be designated under Section 9.5.

2.47.   "Transfer" means, with respect to a Membership Interest or any element of a Membership Interest, any sale, assignment, gift, bequest, Involuntary Transfer, Encumbrance, or other disposition of such Membership Interest, or any element of such Membership Interest, directly or indirectly, other than an Encumbrance that is expressly permitted under this Agreement.

2.48.   "Unit" or Units" means the units of Membership Interests held by the Members, whether held in the form of Class A Units or Initial Member Units as may be issued by the Company that include the right to receive profits and losses of the Company and distributions from the Company as a Member, along with any voting rights of a Member as set forth in this Agreement. Initially, a total of twenty-five (25) Class A Units and seventy-five (75) Initial Member Units shall be authorized for issuance by the Managers; however, the Managers may grant up to five (5) additional Class A Units and any such grants shall decrease (on a 1:1 basis) the number of Initial Member Units authorized and issued to the Initial Members, pro rata among them.

2.49.   "Vote" means a written consent or approval, a ballot cast at a meeting, or a voice vote.

ARTICLE 3.   MEMBERS; CAPITAL CONTRIBUTIONS; MEMBERSHIP INTERESTS; CAPITAL ACCOUNTS AND PERCENTAGE INTERESTS

3.1.   Names, Addresses, Capital Contributions, Units and Percentage Interests of Members. The respective names, addresses, number of Units and Percentage Interests of the Members as of the date of this Agreement shall be as set forth in Exhibit A attached hereto and incorporated by reference herein as if fully set forth. Notwithstanding any provision in this Agreement to the contrary, the Managers may amend Exhibit A to reflect the issuance of Units, any Transfer of Units, the admission of new or substitute Members, any change in address of a Member, and any transaction that causes a change in any Member's Percentage Interests.

3.2.   Capital Contributions.

A.   Initial Capital Contribution. Upon each Member's execution of this Agreement or upon the sale of Membership Interests as authorized herein, each Member shall contribute to the Company as its Capital Contribution the amount specified in Exhibit A, attached hereto and made a part hereof. If a Member fails to make its initial Capital Contributions within fifteen (15) days after the date of the Member's execution of this Agreement or the Subscription Agreement, if applicable, that Member's entire Membership Interest may be terminated by the Managers in the Managers' sole discretion, and that Member shall indemnify and hold the Company and the other Members harmless from any loss, cost, or expense, including reasonable attorney's fees caused by the failure to make the Initial Capital Contribution. A Member shall not be entitled to withdraw any part of the Member's Capital Contribution or to receive any distributions, whether of money or property, from the Company except as expressly provided in this Agreement. Each Member shall cause his or her spouse to execute and deliver the consent attached hereto as Exhibit B.

B.   Additional Capital Contributions. Additional Capital Contributions in exchange for additional Units may be authorized upon the direction of the Managers. Each Member (including the Managers) shall have the right to maintain its then current Percentage Interest in the Company however shall not be required to make additional capital contributions in exchange for additional Units.

3.3. Membership Interests.

A.   Units. Membership Interests in the Company shall be reflected as Units.

B.   Formation Members Membership Interest. The Members hereby acknowledge, understand and agree that the Initial Members shall, subject to the other provisions of this Agreement, collectively receive seventy-five (75) Initial Member Units in the Company, presuming a full subscription by the Class A Members, divided amongst them in the Managers' sole discretion. Until the Class A Units are subscribed, the Initial Members shall hold all the Units in the Company. The Members acknowledge and agree that the Initial Member Units that the Initial Members are receiving may not be in return for a cash contribution as required of the Class A Non-Managing Members, but may be granted hereunder in consideration of them agreeing to become a Managers or Officer of the Company upon the terms and conditions set forth in this Agreement and their contribution of intangible benefits (including know-how, concept development, staffing ideas and plans, as well as start-up and operations experience). The Initial Members may make Capital Contributions as a Class A Non-Managing Member upon the terms and conditions being offered to the Class A Non-Managing Members and may receive additional Membership Interests in the Company in the form of Class A Units.

C.   Class A Non-Managing Membership Interest. The Members hereby acknowledge, understand and agree that the Class A Non-Managing Members shall receive fifteen (15) Class A Units in the Company. Such Class A Units shall be sold by the Company for a total investment of Three Hundred Thousand Dollars ($300,000) (or Twenty Thousand Dollars ($20,000) per Class A Unit). The Managers may sell fractional Class A Units, so long as: (i) the Managers determine, in their sole discretion, that such sales could more expeditiously and effectively fund the Company, and (ii) each Class A Non-Managing Member receives the same proportionate share of Class A Units for its investment. In addition, in the event that the Managers determine that such initial funding will not be sufficient to achieve the construction, equipping, opening and operation of the Business, the Managers shall have the right to sell up to five (5) additional Class A Units at $20,000 each, or fractions thereof as permitted herein, for a total additional investment of One Hundred Thousand Dollars ($100,000) (for an aggregate of 20 Class A Units and total Capital Contributions by Class A Members equal to $400,000). The Members acknowledge that any such sale or grant of the five (5) additional Class A Units shall reduce (on a 1:1 basis, or fractions thereof) the Initial Member Units held by the Initial Members, in any proportion according to their discretion.

D.   Close of Offering. The Managers shall have the discretion to accelerate the closing of the Offering at any time after a number of units deemed suitable by the Managers have been subscribed. In the event that less than twenty-five (25) Class A Units are subscribed and the Managers reasonably determine that the number of Class A Units sold are sufficient for the capitalization of the Business, the Managers may elect to close the Offering. However, in the event that the Managers determine that such a suitable number of the

Units have not been subscribed, the Managers have the sole and absolute discretion to: (i) extend the closing of the Offering so as to achieve the suitable number of Units sold, (ii) terminate the Offering and return any remaining funds to the Class A Non-Managing Members proportionately based on their Percentage Interests in the Company, (iii) close the Offering, reserve the remaining Class A Units and initiate a subsequent offering for such unsold Class A Units, *provided* that such offering shall not provide terms that are preferential to prospective investors relative to terms offered under the Offering; or (iv) close the Offering with the Managers electing to obtain third-party financing for the Company's capital and cash flow needs.

3.4.   Capital Accounts.

A.   An Individual Capital Account shall be maintained for each Member. The Capital Account of a Member shall consist of his initial Capital Contribution and shall be increased by (a) the amount of any additional Capital Contributions and (b) the amount of all Net Income (and any item thereof) specifically allocated to such Member, and decreased by (c) the amount of all distributions to such Member and (d) the amount of Net Loss (and any item thereof) allocated to such Member.

B.   Each Member's Capital Account shall be increased or decreased as necessary to reflect a revaluation of the Company's assets in accordance with the requirements of Regulation Sections 1.704-1(b)(2)(iv)(f) and 1.704-1(b)(2)(iv)(g), including the special rules under Regulation Section 1.701-1(b)(4), as applicable. The provisions of this Agreement respecting the maintenance of Capital Accounts are intended to comply with Regulation Section 1.704-1(b) and shall be maintained, adjusted, interpreted and applied in a manner consistent with those Regulations.

C.   A Member is not liable to fund any deficit in the Member's Capital Account at any time. Notwithstanding any other provisions in this Agreement, if a Member unexpectedly receives an adjustment, allocation, or distribution described in Regulations §1.704-1 (b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), and the unexpected adjustment, allocation, or distribution results in a deficit balance in the Capital Account for the Member, the Member will be allocated items or income and gain in an amount and manner sufficient to eliminate the deficit balance or the increase in the deficit balance as quickly as possible. It is intended that this subdivision will meet the requirements of a "qualified income offset" as defined in Regulations §1.704-1(b)(2)(ii)(d), and this subdivision is to be interpreted and applied consistent with that intention.

D.   If a Member's Capital Account has a deficit balance at any time and the deficit or increase in deficit was caused by the allocation of Nonrecourse Deductions as defined in Regulations §1.704-2(b), then beginning in the first taxable year of the Company makes a distribution of proceeds of a Nonrecourse Liability that are allocable to an increase in minimum gain as defined in Regulations §1.704-2(d) and thereafter throughout the full term of the Company, the following rules shall apply:

i.   Nonrecourse Deductions shall be allocated to the Members in a manner that is reasonably consistent with the allocations that have substantial economic effect as defined in Regulations §1.704-1 or some other significant item attributable to the property securing the Nonrecourse Liabilities, if applicable; and

ii.   If there is a net decrease in minimum gain for a taxable year, each Member will be allocated items of Company income and gain for that year equal to that Member's share of the net decrease in minimum gain as defined in Regulations §1.704-2(g) (2).

E.   If any Member shall advance or lend any monies to the Company, the amount of such loan or advances shall not increase the Member's Capital Account or affect in any way his or her share in the Net Income, Net Loss, or distributions of the Company.

3.5.   General Rules Relating to Capital of the Company.

A.   No Member shall be personally liable for the return of the Capital Contributions of the Members, or any portion thereof, it being expressly understood that any such return of contributions shall be made solely from the Company's assets.

B.   No Member shall have the right to withdraw or receive any Capital Contribution or to receive any distributions, whether of money or property, from the Company, except as otherwise provided in this Agreement.

C.   If any Membership Interest (or portion thereof) is transferred, the transferee of such Membership Interest or portion thereof shall succeed to the transferor's Capital Account attributable to such transferred interest or portion.

D.   No interest shall be paid on any Capital Contributions to the Company or on the balance of a Member's Capital Account.

E.   No Member shall have priority over any other Member with respect to the return of a Capital Contribution or distributions or allocations of income, gain, losses, deduction, credits, or items thereof except as otherwise provided in this Agreement.

ARTICLE 4.   ALLOCATIONS AND DISTRIBUTIONS

4.1.   Definitions for Article 4. The defined terms used in this Article 4 shall have the meanings specified in this Section 4.1.

A.   "Net Income" or "Net Loss" for any fiscal year means the Net Income or Net Loss of the Company for federal income tax purposes for such year as determined by the outside accountants for the Company increased by the amount of any income that is exempt from federal income tax but without regard to any adjustments to basis pursuant to Sections 734 or 743 of the Code.

4.2.   Distributions. Available Cash shall be distributed to the Members in accordance with this Article 4.

A.   Each Class A Non-Managing Member shall be entitled to receive, prior and in preference to any other non-Class A Member receiving any distributions, five and one third percent (5.33%) of Available Cash for each Class A Unit held by such Member until such time that all Class A Non-Managing Members have been paid in full One Hundred and Ten Percent (110%) of the amount invested by each Class A Member pursuant to the Offering (the "Distribution Preference"); and, the remaining Available Cash not distributed under the preceding sentence shall be distributed pro rata amongst the other Members (*i.e.*, Members other than Class A Non-Managing Members), in accordance with their relative Percentage Interests vis-à-vis such other Members (*i.e.*, excluding the Class A Non-Managing Members from such Percentage Interests determination).

B.   After the Class A Non-Managing Members have received the Distribution Preference (*i.e.*, aggregate distributions equal to 100% of their investment), Available Cash shall be distributed to all Members in proportion to their Percentage Interests.

C.   Distributions of Available Cash shall be made upon the reasonable discretion of the Managers.

D.   Notwithstanding anything in this Agreement to the contrary, the Company shall, at a minimum, annually distribute to each Member an amount equal to their tax liability for any Net Income allocated to the Member pursuant to Article 4, hereof.

4.3.   Allocation of Net Income and Net Losses. Subject to the limitation in Section 4.3(B) below, Net Losses shall be allocated as follows:

A.   As of the end of each Fiscal Year of the Company and after giving effect to the special allocations set forth in the other provisions of this Article 4, the Net Income of the Company for such Fiscal Year shall be allocated to the Capital Accounts of the Members in the amounts and proportions necessary to ensure that, to the extent feasible, the balance of each Member's Capital Account at the end of any taxable year would be equal to the amount of cash that the Member would receive pursuant to this Agreement (or would be negative in the amount of cash that such Member would be required to contribute to the Company pursuant to this Agreement) if the Company sold all of its property for an amount of cash equal to the book value (as determined pursuant to Regulations Section 1.704-1(b)(2)(iv)) of such property, and all of the cash of the Company remaining after payment of all liabilities of the Company were distributed immediately following the end of such taxable year pursuant to Section 4.6 hereof. Net Losses shall be allocated to the Members: (i) first, pro rata in accordance with positive Capital Accounts until all Members have a Capital Account balance equal to zero; (ii) second, pro rata in accordance with the positive basis of each Member in the Company, if any, until all Members have a zero basis; and (iii) thereafter, pro rata in accordance with Percentage Interests.

B.   Notwithstanding subsection 4.3(A) above, the amount of Net Losses allocated to the Members shall not exceed the amount of net losses that can be so allocated without causing any Member to have an "Adjusted Capital Account Deficit" (which should be a defined term in the Operating Agreement), in which case Net Losses will be allocated to those Members where any such allocation will not cause an "Adjusted Capital Account Deficit".

4.4.   Distribution Related to Sale of Company. Any cash distributable to the Members in connection with a merger, a transaction (or series of transactions) that would result in a change of control of the Company, or a sale of all (or substantially all) of the assets of the Company (each, a "Change of Control"), shall be distributed to all Members in accordance with such Member's Percentage Interest.

4.5.   Sale of the Company. In the event of a Change of Control, the Company shall ensure that the terms negotiated in such Change of Control shall result in the payment of proceeds of such sale to the Members in the amounts they would receive had the entire proceeds of such sale been paid to the Company and become distributable to the Members as Available Cash pursuant to Section 4.2 hereof.

4.6.   Distributions on Liquidation or Dissolution. In the event of the Liquidation or Dissolution of the Company, the assets remaining after satisfaction (whether by payment or by establishment of reserves therefore) of creditors, including Members who are creditors, shall be distributed in accordance with Section 4.4 hereof.

4.7.   Code Section 704 (c) Allocations.

A.   Any item income, gain, loss, or deduction with respect to any property (other than cash) that has been contributed by a Member to the capital of the Company, or that has been revalued pursuant to the provisions of 3.3 (B), and that is required or permitted to be allocated to such Member for income tax purposes under Code Section 704 (c) in order to take into account the variation between the tax basis of such property and its Fair Market Value at the time of its contribution, shall be allocated solely for income tax purposes in the manner required or permitted under Code Section 1.704-3 (b), except that any other method allowable under applicable Regulations may be used for any contribution of property with respect to which there is agreement among the contributing Member and the Managers.

4.8.   Adjustments to Company's Property.

A.   The Fair Market Value of all Company property shall be adjusted as of the following times: (1) the acquisition of an interest or additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (2) the distribution of money or other property (other than a de minimis amount) by the Company to a Member as consideration for a Limited Liability Company Interest in the Company, and (3) the liquidation of the Company within the meaning of Regulation Section 1.704-1 (b) (2) (i) (g); provided, however, that adjustments under clauses (1) and (2) above shall be made only in the event of a revaluation of Company property under Section 3.3 (B) in accordance with Regulation Section 1.704-1 (b) (2) (iv) (f);

B.   The Fair Market Value of Company property shall be increased or decreased to reflect adjustments to the adjusted tax basis of such property pursuant to Code Sections 732, 733, or 743, subject to the limitations imposed by Code Section 755 and Regulation Section 1.704-1 (b) (2) (iv) (m); and

C.   If the Fair Market Value of an item of property has been determined or adjusted pursuant to Section 2.24 or Paragraph (A) or (B) of this Section 4.8, such Fair Market Value shall be adjusted by the Book Depreciation, if any, taken into account with respect to such property for purposes of computing Profits and Losses.

4.9.   Distributions In Kind.

A.   No Member shall have the right to demand and receive any distribution from the Company in any form other than cash. If any assets of the Company are distributed to the Members in kind, such assets shall be valued on the basis of their Fair Market Value and the Net Income or Net Loss which would have resulted if such assets were sold at such fair market value (Net of Liabilities) shall be allocated as provided in Section 4.2. Upon distribution of such assets, the Capital Accounts of the Member receiving an interest in such distributed assets shall be charged with the Fair Market Value (instead of the adjusted basis) of such assets. Any Member entitled to any interest in such assets shall receive such interest as a tenant-in-common with all other Members so entitled.

B.   Notwithstanding anything contained in this Agreement, no Member shall be compelled to accept a distribution of any asset in kind from the Company to the extent that the percentage of the asset distributed to such Member exceeds a percentage of that asset which is equal to the Percentage Interest in which such Member shares in distributions from the Company.

4.10.   Restriction on Distributions.

A.   No distribution shall be made if, after giving effect to the distribution:

i.   The Company would not be able to pay its debts as they become due in the usual course of business; or

ii.   The Company's total assets would be less than the sum of its total liabilities plus, unless this Agreement provides otherwise, the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights of other Members, if any, upon dissolution that are superior to the rights of the Member receiving the distribution.

4.11.   Special Allocations.

A.   If there is a net decrease in Company Minimum Gain during a fiscal year, each Member shall be allocated, before any other allocation under this section, items of Company income and gain for such fiscal year equal to such Member's share of the net decrease in Company Minimum Gain as determined in accordance with Reg section 1.704-2 (g) (2).

B.   If there is a net decrease in Member Nonrecourse Debt Minimum Gain during a fiscal year, any Member with a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt as of the beginning of such fiscal year shall be allocate items of Company income and gain for such year (and, if necessary, subsequent years) equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. A Member's share of net decrease in Member Nonrecourse Debt Minimum Gain shall be determined pursuant to Reg section 1.704-2 (g) (2). A Member shall not be subject to the foregoing chargeback to the extent permitted under Reg section 1.704-2 (I) (4).

C.   If any Member unexpectedly receives an adjustment, allocation, or distribution described in Reg sections 1.704-1 (b) (2) (ii) (d) (4), (5) or (6), such Member shall be allocated items of Company income and gain (consisting of a prorata portion of each item of Company income, including gross income and gain for such fiscal year) in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustment, allocation, or distribution.

ARTICLE 5.   ADMINISTRATIVE PROVISIONS

5.1. Management of Business and Affairs. The Managers of the company shall be Anthony Salguero, an individual and Brandi Brown, an individual. Any decisions that require the consent of the Managers under this Agreement shall require the consent of both Managers. In the event a single Manager acts without the consent of the other Manager, and the non-consenting Manager objects to the decision made, the non-consenting Manager may request an immediate vote of the Members where the consent of a Majority of the Members must be obtained to override or reverse the decision being objected to. If the totality of the Percentage Interests in the company are held by an even number of Managers, the provision of Section 5.12 shall control. If the effects of a decision cannot be equitably and entirely reversed or remedied upon an affirmative vote as described in the previous sentence, then a good faith effort shall be made to reverse or remedy the decision or the effects thereof as effectively and efficiently as possible.

A.   Managers' Authority. Except as may be otherwise specifically provided in this Agreement, all actions, decisions and determinations affecting the conduct of the affairs of the Company shall be made by the Managers' reasonable discretion. Notwithstanding the foregoing, the Managers hereby agree that they shall not do any of the following without the consent of a majority vote of the Members:

i.   Amend the Articles of Organization or this Agreement in a manner that adversely affects any of the rights, privileges and/or preferences of the Non-Managing Members;

ii.   Cause the Company to sell, exchange or otherwise dispose of all, or substantially all, of the Company's assets occurring as part of a single transaction or plan, or in multiple transactions over a twelve month period, except in the orderly liquidation and winding up of the business of the Company upon its duly authorized dissolution;

iii. Cause the Company to be dissolved, except as set forth in Sections 7.1.B;

iv.   Any other transaction described in this Agreement as expressly requiring the consent of the Members or approval or vote of the Members unless otherwise expressly set forth herein or required by law.

B.   No Agent. Except as expressly provided in this Agreement, no Non-Managing Member shall be an agent of the Company for the purpose of binding the Company.

5.2.   Manager Duties. The Managers shall (i) maintain the books and records of the Company in accordance with good business practices, (ii) receive and send communications relating to the Company, (iii) disburse Available Cash to the Members in accordance with the provisions hereof, (iv) property management of subtenants in the project, (v) operate the primary business of the Company, and (vi) generally oversee the day-to-day administrative affairs of the Company.

5.3.   Compensation.

A.   Compensation of Initial Members. The Managers shall each receive an annual salary. Anthony Salguero shall receive an annual salary of One Hundred Thousand Dollars ($100,000). Brandi Brown shall receive an annual salary of Ninety Thousand Dollars ($90,000). Manager salaries shall be paid no less frequently than in bi-monthly installments. The Managers' salary shall commence upon the reasonable discretion of the Managers.

B.   Reimbursement. The Managers shall be fully and entirely reimbursed by the Company for any and all actual, reasonable and necessary out-of-pocket expenses incurred by the Managers on behalf of the Company, including pre-opening costs and professional fees.

C.   Changes in Salary. The Managers from time to time may make changes to Company salaries and incentive programs in line with San Francisco Bay Area industry standards. Salary shall be based on direct time and energy contribution to the operations and success of the business. This salary may be reasonably adjusted at times to reflect a larger or smaller time commitment made toward the operations and success of the

Company as individual schedules and availability change. Salary adjustments will be made by the Managers and the Managers will hereby agree to be reasonable in its discretion.

5.4.   Manager Removal. A Manager may be removed only upon the affirmative vote of at least ninety percent (90%) of the Units held by all Members. In the event of the removal, retirement, resignation, disability, dissolution, or death of any Manager, the remaining Members shall vote upon a new Manager to serve as the Manager of the Company.

5.5.   Other Businesses of Members.

     A.   Place of Meetings. No annual or regular meetings of the Members are required to be held. Any meetings of the Members shall be held at the Company's principal place of business; provided, that Members may attend virtually or by telephone, and the Managers shall facilitate such time and place, within or without the State of California, as shall be stated in the notice of the meeting or in a duly executed waiver or notice thereof.

     B.   Annual Meetings. Annual meetings may be held at such date and time as shall be designated from time to time by the Managers and stated in the notice of the meeting, at which meeting, the Managers and Members shall transact such business as may properly be brought before the meeting.

     C.   Notice of Annual Meetings. Written notice of an annual meeting stating the place, date and hour of the meeting shall be given by the Managers to each Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

     D.   Special Meetings. Special meetings for any purpose or purposes, unless otherwise prescribed by the Act, may be called by the Managers and shall be called by the Managers at the Managers' discretion or upon the request in writing of the Members owning at least twenty percent (20%) of the Units. Such request shall state the purposes or purposes of the proposed meeting.

     E.   Notice of Special Meetings. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to the Managers and each Member.

     F.   Quorum. The holders of at least seventy percent (70%) of the Units held by the Members, present in person or represented by proxy, shall constitute a quorum at all meetings for the transaction of business except as otherwise provided by the Act. If, however, such quorum shall not be presented or represented at any meeting, the Managers and Members, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented.

     G.   Action by Members. When a quorum is present at any meeting, the vote of the Members holding at least seventy percent (70%) of the Units held by the Members present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the Act, or of this Agreement, a different vote is required in which case such express provision shall govern and control the decision of such question.

     H.   Voting. Each Member shall at every meeting be entitled to one vote in person or by proxy for each Unit in the Company (as set forth in Exhibit A, including fractions).

     I.   Written Action. Any Action required to be taken may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken shall be signed by the Mangers and Members owning the Units required to approve and authorize such actions as required herein.

5.6.   Officers.

     A.   Generally. The officers of the Company shall be chosen by the Managers and may include a president, one or more vice-presidents, a secretary and a treasurer. Any number of offices may be held by the same person. The Managers shall determine whether the Company will have any officers. Appointment of any officer will be effective only if such officer agrees, in a signed, written instrument, that he or she owes to the Company and the Members the same fiduciary duty that is owed by the Managers pursuant to Section [17704.09] of the California Corporations Code.

B. Compensation. Subject to the terms of this Agreement, the compensation of all officers and agents of the Company shall be determined by the Managers.

C. Succession. The officers of the Company shall hold office until their successors are chosen and qualified, or until removed by the Managers; provided, however, that if a Member is an officer, such officer may only be removed (i) as may be permitted pursuant to an applicable Employment Agreement or (ii) absent an Employment Agreement, upon the vote of a Majority of the Members. Any vacancy occurring in any office of the Company shall be filled by the Managers.

D. Authorities and Duties. The officers of the Company shall have such authority and shall perform such duties as are customarily incident to their respective offices, or as may be specified from time to time by the Managers, regardless of whether such authority and duties are customarily incident to such office.

5.7. Expulsion. Any Member may be expelled as a Member of the Company as provided in this Section 5.7. Expulsion of a Member will be effective upon the approval of the Managers if, and only if, the Member has: (i) willfully and materially breached this Agreement and failed to cure such breach within thirty (30) days following written notice thereof, or (ii) transferred, sold, pledged, hypothecated, assigned, or otherwise disposed of its interests in the Company in violation of this Agreement. As of the effective date of any such expulsion, the expelled Member shall thereafter have the rights of a transferee as described in Article 6 and such expulsion shall be a Triggering Event as set forth in Section 6.2 and such Member's Membership Interest shall be subject to purchase and sale as set forth in Article 6.

5.8. Transactions Between the Company and the Members. Notwithstanding that it may constitute a conflict of interest, the Members and their Affiliates may engage in any transaction with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company. In addition, the Managers shall not have any obligation in connection with any such transaction between the Company and the Managers or its Affiliate (including any allocations of costs between the Company and Managers' Affiliate(s)), to seek the consent of the Members in connection herewith.

5.9. Indemnification of the Managers and Officers. Each person or entity that is or was a manager, member, officer, employee or agent of the Company, or is or was serving at the request of the Company as a manager, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executor, administrators or estate of such person) shall be indemnified by the Company to the full extent permitted or authorized by the General Corporation Law of the State of California. The Company may, but shall not be obligated to, maintain insurance, at its expense, for its benefit in respect of such indemnification and that of any such person whether or not the Company would otherwise have the power to indemnify such person.

5.10. Devotion of Time. The Managers are not obligated to devote all of their time or business efforts to the affairs of the Company. The Managers shall devote whatever time, effort, and skill as they deem appropriate for the operation of the Company; provided, that, failure to devote adequate time, as determined by the Members under Section 2.13 shall be grounds for a "Cause" removal under Section 2.13(i) or (ii).

5.11. Competing Activities. The Members (including the Managers) and their Affiliates may engage or invest in any activity, including, without limitation, those other activities that might be similar to the Company's business, so long as such activities do not adversely affect the Company, do not use Proprietary Information of the Company (except as otherwise expressly permitted herein) and are not made in bad faith. In the connection therewith the Members acknowledge and agree that the Managers and, if applicable, its members, and/or its Affiliates, may own and manage other existing companies or businesses and that the Managers or, if applicable, its members may be developing other business operations; nothing in this Agreement shall give the Company or any Member any interest in any such business or operation (whether now existing or developed in the future by the Managers or, if applicable, its members). Neither the Company nor any Member shall have any right in or to such other activities or to the income or proceeds derived from such permitted activities. No Member shall be obligated to present any investment opportunity to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. Each Member shall have the right to hold any investment opportunity for its own account or to recommend such opportunity to persons other than the Company or the Members. Each Member hereby waives any and all rights and claims which it may otherwise have against the other Members and their Affiliates as a result of any of the activities permitted hereunder.

5.12.   Deadlock. In the event an even number of Managers become deadlocked and unable to take an action with respect to any matter requiring the unanimous approval of the Managers ("Disputed Matter"), the decision shall be decided by a vote of the Majority of the Members. In the event a vote has not been timely conducted to resolve the Disputed Matter within thirty (30) days of the occurrence of the event or decision leading to the Disputed Matter, and the lack of a resolution to the Disputed Matter has or will have a material adverse effect on the business of the Company, then the matter shall be submitted to arbitration in accordance with Section 8.3 of this Agreement.

ARTICLE 6.   TRANSFERABILITY OF UNITS

6.1.   Restrictions on Transfer and Withdrawal. Except as expressly provided in this Article 6, no Member may (i) sell, assign, transfer, pledge, hypothecate, gift, bequest, exchange or otherwise dispose of his or her Units by any means whatsoever, directly or indirectly, whether by operation of law or otherwise (hereinafter any such event, a "Transfer") or (ii) voluntarily withdraw from the Company as a Member, without the consent of the Managers. Any attempted Transfer or withdrawal in contravention of any of the provisions of this Agreement shall be void ab initio and shall not bind or be recognized by the Company or the remaining Members.

6.2.   Option to Purchase. On the happening of any of the following events ("Triggering Event") with respect to a Member, the Company and the other Members shall have the option to purchase all or any portion of the Units of such Member ("Selling Member") at the price and on the terms provided in Section 6.5 of this Agreement:

A.   The death or incapacity of a Member, unless the Member's Units pass to a spouse or heir of the Member who agrees to be bound by the terms and conditions of this Agreement, and the Managers consent to such spouse or heir becoming a Member;

B.   The divorce of a Member (or death of a spouse of a Member), in which a court order or decree confirms the transfer of Units to a spouse (or the heirs of a spouse) of a Member, unless the Member's Units pass to a spouse or heir of the Member who agrees to be bound by the terms and conditions of this Agreement, and the Managers consent to such spouse or heir becoming a Member;

C.   The bankruptcy of a Member;

D.   The withdrawal of a Member;

E.   The occurrence of any other event that is, or that would cause, a Transfer in contravention of this Agreement.

Each Member agrees to promptly give Notice of a Triggering Event to all other Members.

6.3.   Exercise of Option. On the receipt of Notice by the other Members as contemplated by Section 6.2, and on receipt of actual notice of any Triggering Event, the Managers shall have the right to exercise an option, on behalf of the Company, during a period ending 30 calendar days following the determination of the purchase price as provided in Section 6.5, to purchase some or all of the Units to which the option relates, at the price as provided in Section 6.5. If the Company fails to exercise its option, the other Members pro rata in accordance with their prior Percentage Interests, shall then have an option, for a period of 30 days thereafter, to purchase the Units not purchased by the Company, on the same terms and conditions as applied to the Company. If all the other Members do not elect to purchase the entire remaining Units, then the Members electing to purchase shall have the right to purchase the additional Units still available for purchase. The transferee of the Units that are not purchased shall hold such Units subject to all of the provisions of this Agreement.

6.4.   Right to Vote. No Member shall participate in any Vote or decision in any matter pertaining to the disposition of such Member's Units under this Agreement.

6.5.   Purchase Price. The purchase price of the Units that are the subject of an option under this Article 6 shall be the Fair Market Value of such Units as determined under this Section 6.5. Each of the selling and purchasing parties shall use his or her best efforts to mutually agree on the Fair Market Value. If the parties are unable to so agree within 30 days, the selling party shall appoint one arbitrator, and the purchasing parties shall collectively appoint, one arbitrator, within the following thirty (30) days. The arbitrators so chosen shall meet within ten (10) days after the second arbitrator is appointed and, if within then (10) days after such first meeting they are unable to agree promptly then (unless the higher opinion of value expressed by one arbitrator is not more than one hundred five percent (105%) of the other, in which case the two opinions shall be added together and divided by two, and the resulting quotient shall be the purchase price), they themselves shall appoint a third arbitrator who shall be a competent and impartial person. Where an issue cannot be resolved by agreement between the two arbitrators selected by the parties or settlement between the parties during the course of arbitration, the issue shall be resolved by the three (3) arbitrators in accordance with the following procedure. The arbitrator selected by each of the parties shall state in writing his determination of the Fair Market Value of the Units, supported by the reasons therefore with counterpart copies to each party. The arbitrators shall arrange for a simultaneous exchange of such proposed resolutions. The role of the third arbitrator shall be to select which of the two (2) proposed resolutions most closely approximates his determination of the Fair Market Value. The third arbitrator shall have no right to propose a middle ground or any modification of either of the two (2) proposed resolutions. The resolution he chooses as most closely approximating his determination shall constitute the decision of the arbitrators and be final and binding upon the parties. Each purchasing party shall pay for the services of the arbitrator selected by it, plus one-half of the fee charged by the third arbitrator. Except as may be otherwise provided in this Agreement, the purchase price as so determined shall be payable in cash within sixty (60) days of the final determination thereof.

6.6.   Substitution of Transferee for Member.

A.   Assignee. An assignee or transferee of a Member's Units in the Company shall have no right to become a Substitute Member with respect to the transferred Units (and shall have no right to vote or to participate in Company management) unless all of the following conditions are satisfied or waived by the Managers:

i.   An executed or authenticated copy of the written instrument of assignment of transfer is delivered to the Members;

ii.   The assignee of transferee agrees to be bound by all of the terms of this Agreement by executing a counterpart signature page to this Agreement;

iii.   The Units acquired by the assignee or transferee consists of all of the Units of the transferor Member;

iv.   The assignee or transferee has made payment to the Company of all costs and expenses incurred as a result of his or her admission to the Company; and

v.   The Managers and the non-transferring Members consent in writing to the substitution of the assignee or transferee, which consent shall not be unreasonably withheld.

B.   Rights of Transferee. Unless substituted for a Member under this Section 6.7, a transferee or assignee shall have only the rights to receive the economic benefits and burdens of ownership of the Units, including distributions of Available Cash and allocation of Net Income and Net Loss that the transferor or assignor Member would have received, but shall not have any other rights in or to the Company, including, without limitation, no rights to participate in the management of the Company, vote on actions requiring consent of the Members, inspect the books and records of the Company or cause a dissolution of the Company.

6.7.   Right of First Refusal. If any Member receives a bona fide written offer, whether or not solicited by the Member, to purchase all or any portion of such Member's Units in the Company, and if the Member receiving the offer is willing to accept such offer, such Member (hereinafter "Selling Member") may transfer the Units specified in the offer only after the Selling Member has afforded the Company and/or its Members (other than the Selling Member) the following rights of first refusal:

A.   The Selling Member must first notify the other Members in writing (herein "Transfer Notice") of the Units the Selling Member proposes to transfer, the price and terms on which it is proposed to be transferred, and the identity of the proposed transferee.

B.   The Managers may direct the Company to purchase all or that portion of the Units as are specified in the Transfer Notice (herein "ssaid Units") from the Selling Member at the same price and on the same terms as those specified in the Transfer Notice. The Company's option to purchase ssaid Units shall be exercised by delivery of written notice from the Company to the Selling Member (or the Selling Member's personal representative) within thirty (30) days after the receipt of the Transfer Notice.

C.   If the Company does not exercise its option to purchase all of ssaid Units specified in the Transfer Notice within the time provided in subparagraph B above, then the remaining Members shall have an additional twenty (20) day period from the receipt of the Notice to elect to purchase all or any part of ssaid Units by delivery to the Selling Member of written notice of election to purchase all or a specified part of ssaid Units.

D.   If the Company and/or the remaining Members elects to purchase ssaid Units, the Selling Member shall sell, and the Company and/or Members electing to purchase shall purchase, ssaid Units at a purchase price equal to the same price and on the same terms as those specified in the Transfer Notice.

E.   If the Company and/or remaining Members do not exercise their options to purchase all of ssaid Units within the time periods provided above, the Selling Member may then, at any time within sixty (60) days following the expiration of the relevant time periods transfer ssaid Units to the transferee specified in the Transfer Notice on the same terms and at no less than the price stated in the Transfer Notice; provided, however:

i.   That such sale is consummated within said sixty (60) day period referred to in this subparagraph E; and

ii.   That such sale is made in accordance with the terms of the offer originally submitted in the Transfer Notice to the Company or other Members and upon no more favorable terms.

iii.   The Managers may reject such sale to a proposed transferee with reasonable cause.

6.8.   Drag-Along Rights. In the event that one or more Members holding a majority of the Units (the "Drag-Along Sellers") shall have entered into an agreement with any person or persons (the "Drag-Along Purchaser") regarding transfer of all of the Units held by the Drag-Along Sellers, the Drag-Along Sellers shall be entitled, at their option, to require each Member to include all of its Units in such sale (the "Drag-Along Right"). The Drag-Along Right shall be exercised by the Drag-Along Sellers by providing written notice to each other Member at least thirty (30) days prior to the communication of the proposed transfer, which notice shall include the identity to the Drag-Along Purchaser and the price per Unit and other material terms and conditions of the proposed transfer. Upon receipt of such notice, each other Member shall be obligated to transfer all of its Units at the same price per Unit, with each transferring Member being subject, on a several and not joint basis, to the same representations and warranties (but only to the best of its knowledge with respect to the matters relating to the Company), covenants, indemnities, holdback, escrow and other material provisions of the proposed sale. All reasonable fees and expenses incurred by the Drag-Along Sellers in connection with such transfer pursuant in this Section shall be shared on a proportionate basis by each transferring Member based on such Member's Percentage Interest. The Drag-Along Right shall not be exercisable with respect to any transfer to a Drag-Along Purchaser that is an Affiliate of a Drag-Along Seller or otherwise related to a Drag-Along Seller.

In addition, prior to exercising the Drag-Along Right, the Drag-Along Sellers must first give the other Members and the Company the right of first refusal notices in Section 6.8, and if all of the Units owned by the Drag-Along Sellers are purchased by the other Members and/or the Company, then the Drag-Along Rights shall not be applicable to such transaction.

6.9.   Tag-Along Rights. In the event that one or more Members holding a majority of the Units (the "Tag-Along Sellers") shall have entered into an agreement with any person or persons (the "Tag-Along Purchaser") regarding transfer of all of the Units held by the Tag-Along Sellers, and upon the issuance of the Transfer Notice to the other Members, the other Members shall have the right ("Tag-Along Right") to require, as a condition of the sale, that the proposed Buyer purchase from each selecting other Member, on the same terms and conditions as apply to the Tag-Along Sellers (taking into account any differences in the Membership Interests of the parties), the other Member's Units in the same percentage as the Tag-Along Sellers' Membership Units. The Tag-Along Right may be exercised by any other Member by delivery of a written notice ("Tag-Along Notice") to the Tag-Along Sellers within ten (10) days after receipt of the Transfer Notice from the Tag-Along Sellers. The Tag-Along Notice shall state the percentage of Membership Units that the other Member proposes to include in the sale to the proposed Buyer.

ARTICLE 7.   CONTINUATION OF THE COMPANY UPON PERSON CEASING TO BE A MEMBER; DISSOLUTION OF THE COMPANY

7.1.   Continuation of the Company.

       A.   Event of Withdrawal. A person shall cease to be a Member of the Company upon the occurrence of any of the following events (hereinafter each, an "Event of Withdrawal"):

           i.   In the case of a Member who is an individual, the individual's death or adjudication by a court of competent jurisdiction as incompetent to manage the individual's person or property; and

           ii.   In the case of a Member that is a corporation, partnership, or other organization, the dissolution of such entity.

       B.   Dissolution. Upon the occurrence of (i) any event causing the dissolution of the Company under the Act (hereinafter "Events of Dissolution"), the Company shall be dissolved and terminated, unless within 90 days after the Event of Dissolution, the Managers elect to continue the business and affairs of the Company.

       C.   Successor's Rights. In the event of an Event of Withdrawal with respect to a Member, his or her personal representative or his or her Successor In Interest, as appropriate, shall have only the rights of an assignee of the former Member's Units, except upon compliance with the terms of Section 6.7.

7.2.   Liquidation and Termination.

       A.   Liquidation. Upon dissolution of the Company, if the Company is not continued under Section 7.1, the Managers shall act as Liquidating Trustees to arrange for the liquidation of the Company. The Liquidating Trustee shall convert the assets of the Company to cash or its equivalent and arrange for the affairs of the Company to be wound up with reasonable speed but with a view towards obtaining fair value for the Company's assets, and, after satisfaction (whether by payment or by establishment or reserves therefore) of creditor, including Members who are creditors, shall distribute the remaining assets to and amount the Members in accordance with the provisions of Section 4.6.

       B.   No Recourse to Members. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company and his or her Capital Contribution thereto and share of profits, gains and losses thereof and shall have no recourse therefor (upon dissolution or otherwise) against any other Member, including the Managers. No Member shall have any right to demand or receive property other than cash upon dissolution and liquidation of the Company.

ARTICLE 8.   ENFORCEMENT OF CERTAIN RIGHTS AND OBLIGATIONS OF MEMBERS

8.1.   Waiver of Right to Judicial Dissolution. The Members agree that irreparable damage would be done to the good will and reputation of the Company if any Member should bring an action in court to dissolve the Company. Care has been taken in the Operating Agreement to provide what the Members believe are fair and just payments to be made to a Member whose relation with the Company is terminated for any reason. Accordingly, each of the parties accepts the provision under this Operating Agreement as his or her sole entitlement on termination of his or her relationship of the Company. Each party hereby waives and renounces his or her right to seek a court decree of dissolution or to seek the appointment by a court of a liquidator for the Company.

8.2.   Waiver of Partition, Valuation and Accounting. Each Member, on behalf of himself and his or her successors, representatives, heirs and assigns hereby waives and releases each and all of the following rights that he have or may have, if any, by virtue of holding a Unit: (i) any right of partition or any right to take any other action which otherwise might be available to such Member for the purpose of severing his or her relationship with the Company or such Member's interest in the assets held by the Company from the interest of the other Members; and (ii) except as expressly provided herein, any right to valuation and payment of the Units of any Member.

8.3.   Arbitration. ANY CONTROVERSY, DISPUTE OR CLAIM ARISING OUT OF OR RELATING TO THE PROVISIONS OF THIS AGREEMENT OR THE PERFORMANCE OR ANY OF THE TERMS, CONDITIONS, REPRESENTATIONS OR WARRANTIES CONTAINED HEREIN BY EITHER OF THE PARTIES HERETO, SHALL BE FINALLY SETTLED BY BINDING ARBITRATION IN ACCORDANCE WITH AND UNDER THE RULES OF PRACTICE AND PROCEDURE FOR ARBITRATION HEARINGS OF JUDICIAL ARBITRATION AND MEDIATION SERVICES, INC. ("JAMS"), OR ITS SUCCESSOR IN SAN FRANCISCO, CALIFORNIA. THE PARTIES MAY AGREE UPON AN ARBITRATOR FROM THE LIST OF AVAILABLE ARBITRATORS CONTAINING ONE MORE ARBITRATOR THAN THERE ARE PARTIES TO THE ARBITRATION AND EACH PARTY MAY STRIKE ONE. THE REMAINING ARBITRATOR SHALL SERVE AS THE ARBITRATOR, OR, IF THERE IS MORE THAN ONE REMAINING ARBITRATOR, THE ARBITRATOR SHALL BE CHOSEN BY JAMS. THE ARBITRATOR SHALL HAVE THE AUTHORITY TO GRANT INJUNCTIVE AND/OR OTHER EQUITABLE RELIEF. THE AWARD MAY BE VACATED OR CORRECTED PURSUANT TO THE CALIFORNIA CODE OF CIVIL PROCEDURE. IF AND WHEN A DEMAND FOR ARBITRATION IS MADE BY EITHER PARTY, THE PARTIES AGREE TO EXECUTE A SUBMISSION AGREEMENT, PROVIDED BY JAMS, SETTING FORTH THE RIGHTS OF THE PARTIES AND THE RULES AND PROCEDURES TO BE FOLLOWED AT THE ARBITRATION HEARING; PROVIDED, HOWEVER, THAT (i) THE ARBITRATION SHALL TAKE PLACE IN SAN FRANCISCO, CALIFORNIA; (ii) THE ARBITRATOR SHALL APPLY THE RULES OF EVIDENCE AND SUBSTANTIVE LAW OF THE STATE OF CALIFORNIA; (iii) THE ARBITRATOR SHALL RENDER WRITTEN FINDINGS OF FACT AND CONCLUSIONS OF LAW; (iv) THE PARTIES SHALL BE ENTITLED TO CONDUCT SUCH PRE-HEARING DISCOVERY AS MAY BE REASONABLE AND APPROPRIATE; (v) REMEDIES WHICH THE ARBITRATOR SHALL HAVE THE AUTHORITY TO GRANT SHALL BE LIMITED TO THE SAME REMEDIES WHICH COULD OTHERWISE BE IMPOSE BY A COURT OF LAW. SUCH ARBITRATION SHALL BE THE SOLE REMEDY AVAILABLE TO THE PARTIES. JUDGEMENT ON ANY AWARD RENDERED BY THE ARBITRATOR MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

NOTICE: BY INITIALLING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT THE MATTERS INCLUDED IN THE "ARBITRATION OF DISPUTES" PROVISION DECIDED BY NEUTRAL ARBITRATION AT THE DISCRETION OF THE MANAGERS AND AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY

RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN AN COURT OR JURY TRIAL. BY INITIALLING IN THE SPACE BELOW YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS THOSE RIGHTS ARE SPECIFICALLY INCLUDED IN THE "ARBITRATION OF DISPUTES" PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE.

YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY.

WE HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE "ARBITRATION OF DISPUTES" PROVISIONS TO NEUTRAL ARBITRATION.



AS   BB   LR

8.4.   Non-Compete and Non-Disclosure. All Members hereby acknowledge and agree that they shall keep confidential all information, papers, records and documents of the Company relating to the Business (including without limitation customer lists and pricing information), whether prepared by the Company, its Managers, officers, Members or by others, and will not copy or remove from the Company's premises any papers or other records or use any such information except for the Company's benefit whether during the term of this Agreement or at any time after termination of this Agreement. Each party hereto hereby expressly recognizes that the Company shall have certain secret or confidential information, knowledge and data what it intends to maintain as secret or confidential information and each such party agrees that it will not at any time during the term of this Agreement or at any time thereafter use or disclose to others such information, knowledge or data becomes available to any member of the general public from a third party who lawfully acquired such knowledge, information or data and except and only to the extent expressly required by court order, regulatory or governmental agencies or by applicable law. Each Member hereto further acknowledges and agrees that during the term of this Agreement, and for a period of one (1) year following the withdrawal of any Member from the Company, or the purchase of a Member's Units under the provisions of Article 6 hereof, they shall not directly or indirectly engage in or conduct any business that directly or indirectly competes with, restricts or interferes with the Company's Business in the County of San Francisco or in any other county in which the Company operates a business. In view of the substantial harm that would result from the breach by any party of the covenants contained in this Section 8.4, the parties agree that such covenants shall be enforced to the fullest extent permitted by law. Accordingly, if, in any judicial proceeding, a court shall determine that such covenants are unenforceable in whole or in part, because they cover too extensive a geographic area or survive for too long a period of time, or for any other reason, the parties intend that such covenants shall be deemed to cover such maximum geographic area and such maximum time, and shall otherwise be deemed to be limited in such manner as will permit enforceability by such court. The parties hereto agree that a material breach of the provision of this Section 8.4 will cause irreparable damage to the Company and that recovery of money damages will not constitute an adequate remedy for such breach. Accordingly, the parties agree that the provisions of this Section 8.4 may be specifically enforced by the Company or any Member against the parties hereto in addition to any other rights or remedies available on account of such breach. All parties acknowledge that Managers Anthony Salguero and Brandi Brown owns or may own other companies or retail businesses and may in the future open other businesses and/or retail establishments into other areas of California, however agrees that no concept shall be opened that is a similar concept to those being formed by this Company.

ARTICLE 9.   BOOKS AND RECORDS; ACCOUNTING, TAX ELECTIONS, ETC.

9.1.   Books, Records and Reports.

A.   Books and Records. The books and records of the Company shall be maintained by the Managers on behalf of the Company and shall be available for examination by any Member, or his or her duly authorized representatives, during regular business hours with seven days' notice to the Managers.

B.   Reporting. The Company shall use commercially reasonable efforts to cause to be furnished to the Members no later than March 15 following the end of each fiscal year (i) a balance sheet and report of the receipts, disbursements, Net Income or Net Loss of the Company, and each Member's share of such items for the fiscal year, and (ii) a Schedule K-1 to be used by the Members for reporting their respective shares of the income and loss (and applicable items thereof) of the Company for U.S. federal income tax purposes. The cost of such financial and tax reports shall be an expense of the Company.

9.2.   Bank Accounts. One or more Company bank accounts shall be established and checks on the accounts may be signed by the Managers and such officers or Members as the Managers may designate.

A.   Remittance of Funds. The consent of a Manager shall be required for the remittance of Company funds in the amount of or in excess of twenty thousand dollars ($20,000).

9.3.   Fiscal Year; Methods of Accounting. The fiscal year of the Company shall be the calendar year. The method of accounting to be used in keeping the books of the Company shall be determined by the Managers in accordance with applicable law.

9.4.   Tax Elections and Special Basis Adjustments.

A.   Elections. Except as provided in Section 9.4.B below, all tax elections required or permitted to be made by the Company shall be made by the Managers after consultation with the Company's accountants.

B.   754 Election. In the event of a Transfer of all or any part of the Units of any Member in accordance with provisions of this Agreement, the Company, at the request of the transferor Member, shall elect, pursuant to Section 754 of the Code (or corresponding provisions of succeeding law), to adjust the basis for the property of the Company. Any adjustments made pursuant to Section 754 shall affect only the Successor In Interest to the transferring Member. Each Member will furnish the Company with all information necessary to give effect to such election.

9.5.   Tax Matters Member; Partnership Representative.

A.   Anthony Salguero shall be the "Tax Matters Member" under this Agreement and for purposes of Section 6231(a)(7) of the Code. With respect to all taxable years to which the Revised Partnership Audit Procedures under the Bipartisan Budget Act of 2015 ("RPAP") apply, Anthony Salguero (or any other person or entity designated in his sole discretion and who so qualifies under the RPAP) shall be the "Partnership Representative." With respect to all taxable years to which the Tax Equity and Fiscal Responsibility Act of 1982 ("TEFRA") audit rules apply, the Tax Matters Member shall be permitted to take any and all actions under the TEFRA audit rules, and shall have any powers necessary to perform fully in such capacity. With respect to all taxable years to which the RPAP apply, the Partnership Representative shall be permitted to take any and all actions under the RPAP, and shall have any powers necessary to perform fully in such capacity. In such regard, the Tax Matters Member and Partnership Representative's authority shall include the authority to (i) prepare and file all tax returns of the Company, (ii) make such elections under the Code and other relevant tax laws as to the treatment of items of Company income, gain, loss and deduction as the Tax Matters Member or Partnership Representative determines in good faith in his reasonable discretion to be necessary or appropriate, (iii) determine which items of cash outlay are to be capitalized or treated as current expenses, (iv) select the method of accounting and bookkeeping procedures to be used by the Company, and (v) represent the Company before taxing authorities and courts in tax matters affecting the Company and the Members in their capacity as such. The Tax Matters Member and the Partnership Representative, as applicable, shall keep the Members informed of any administrative and judicial proceedings described in clause (v) of the preceding sentence. In addition, the Partnership Representative shall be authorized to make any election under the RPAP, including the election available under Sections 6226 thereof. The Tax Matters Member and the Partnership Representative shall be entitled to be reimbursed by the Company for all reasonable costs and expenses incurred by it in connection with any administrative or judicial proceeding affecting tax matters of the Company and the Members in their capacity as such and to be indemnified by the Company (solely out of Company assets) with respect to any action brought against it in connection with any judgment in or settlement of any such proceeding. Any Member who is in dispute with any tax authority in relation to a matter relating to the Company shall notify the Tax Matters Member and the Partnership Representative, as applicable, within thirty (30) days following the occurrence of the dispute and if the Tax Matters Member and the Partnership Representative, as applicable, reasonably determines that the matter is of material relevance to the tax position of the Company such Member shall consult with the Tax Matters Member and the Partnership Representative, as applicable, (or any advisor appointed by the Tax Matters Member or the Partnership Representative for the purpose) as to how that dispute is to be handled and shall take such action as the Tax Matters Member and Partnership Representative, as applicable, shall reasonably request. Any Member who enters into a settlement agreement with respect to any Company item shall notify the Tax Matters Member and the Partnership Representative, as applicable, of such settlement agreement and its terms within thirty (30) days after the date of settlement. Each Member shall provide the Tax Matters Member and Partnership Representative, as applicable, any tax information reasonably requested so that the Tax Matters Member and Partnership Representative can implement the provisions of this Section 9.5 (including by making any election permitted hereunder) and can conduct any tax audit or similar proceeding of the Company.

B.   If, notwithstanding the foregoing, the Company is subject to any tax liabilities (which, include the tax, any penalties, and interest) under Section 6225 of the RPAP, the Partnership Representative shall allocate among the Members any tax liability imposed under Section 6225 thereof in a manner it determines to be fair and equitable by deducting amounts from Capital Accounts or reducing amounts otherwise distributable to Members, taking into account any modifications attributable to a Member pursuant to Section 6225(c) of the RPAP (if applicable) and any similar state and local authority. Any tax liabilities so allocated shall be treated as tax distributions deemed distributed under Article IV. To the extent that a portion of the tax liabilities imposed under Section 6225 of the RPAP for a prior year relates to a former Member, the Partnership Representative may require a former Member to indemnify the Company for its allocable portion of such tax. Each Member acknowledges that, notwithstanding the Transfer of all or any portion of its interest in the Company, pursuant to this Section 9.5, it may remain liable for tax liabilities with respect to its allocable share of income and gain of the Company for the Company's taxable years (or portions thereof) prior to such Transfer or redemption, as applicable, under Section 6225 of the RPAP.

C.   The provisions of this Section 9.5 shall survive the (i) the termination of this Agreement and (ii) the termination of the Company (as well as any termination, purchase or redemption of any Member's Membership Interest for any reason whatsoever), and shall remain binding on the Members and all former Members for a period of time necessary to resolve with the appropriate taxing authorities any and all material matters regarding the taxation of (x) the Company and (y) the Members by reason of their Membership Interests.

9.6.   Classification of the Company for Tax Purposes. The Members hereby acknowledge their intention that the Company be classified, for federal and state income tax purposes, as a partnership and not as an association taxable as a corporation pursuant to Section 7701(a)(2) of the Internal Revenue Code of 1986, or any successor statute (hereinafter the "Code") and the Income Tax Regulations promulgated there under (hereinafter the "Regulations") and hereby agree that the provisions of this Agreement shall be applied and construed in a manner to give full effect to such intent. Each Member further agrees to execute and deliver such further agreements or instruments and do, or cause to be done, such further acts and things, as may be reasonably necessary, in the opinion of the Managers, to cause the Company to be classified as a partnership for federal income tax purposes.

ARTICLE 10.   GENERAL PROVISONS

10.1.   Notices. All notices, offers, requests, and demands herein required or permitted to be given or made shall be made in writing and deemed to be effectively served and delivered when received by the party to whom it is addressed if delivered by hand or by overnight delivery service or three (3) days after the date of postmark if sent by registered or certified mail, postage prepaid, return receipt requested. If the notice, offer, request or demand is intended for a Member, shall be addressed to the Member at his or her address appearing in Exhibit A or addressed to such other person or at such other address designated by written notice given to the Company and all Members.

10.2.   Counsel to the Company. Counsel to the Company may also be counsel to any Manager or any Affiliate of a Manager. The Manager may execute on behalf of the Company and the Members any consent to the representation of the Company that counsel may request pursuant to the Rules. The Company has selected the Company Counsel as legal counsel to the Company. Each Member acknowledges that Company Counsel does not represent any Member in the absence of a clear and explicit agreement to such effect between the Member and Company Counsel, and that in the absence of any such agreement Company Counsel shall owe no duties directly to a Member. In the event any dispute or controversy arises between any Members and the Company, or between any Members or the Company, on the one hand, and a Manager, or Affiliate of a Manager, that Company Counsel represents, on the other hand, then each Member agrees that Company Counsel may represent either the Company or such Manager, or its, his or her Affiliate, or both, in any such dispute or controversy to the extent permitted by the Rules, and each Member hereby consents to such representation. Each Member further acknowledges that Company Counsel has not represented the interests of any Member in the preparation and negotiation of this Agreement and that Company Counsel has advised each Member to have such Member's own financial and legal advisors review the terms and conditions of this Agreement prior to execution.

10.3.   Binding Provisions. The covenants and agreements contained herein shall be binding upon and inure to the benefit of the heirs, personal representatives, successors and assignees of the respective parties hereto.

10.4.   Severability of Provisions. Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect any other provision of this Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforce accordingly.

10.5.   No Third Party Beneficiaries. No provision of this Agreement is intended to be for the benefit of any unrelated creditor to whom any debts, liabilities or obligations are owed by, or who otherwise has any claim against, the Company or any of the Members, and no such creditor shall obtain any right under any such provisions or shall by reason of such provisions make any claim in respect of any debt, liability or obligation (or otherwise) against the Company or any of the Members.

10.6.   Section Titles; Word Meanings. Section titles are for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text. In this Agreement, the singular shall include the plural and the neuter gender shall include the masculine and feminine genders and vice versa, unless the context otherwise requires.

10.7.   Entire Agreement; Amendments. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof. This Agreement may be modified or amended only with the Managers' consent.

10.8.   Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of California, without regard to conflict of law principles.

10.9.   Attorney's Fees. In the event that any dispute between the Company and the Members or among the Members should result in litigation or arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys' fees and expenses.

10.10.   Remedies Cumulative. The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any Person may be lawfully entitled.

10.11.   Counterparts & Electronic Signatures. This Agreement may be executed in several counterparts and all so executed shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the original or the same counterpart. Any counterpart hereof signed by a party against whom enforcement of this Agreement is sought shall be admissible into evidence as an original hereof to prove the contents hereof. Documents executed, scanned and transmitted electronically and electronic signatures shall be deemed original signatures for purposes of this Agreement and all matters related thereto, with such scanned and electronic signatures having the same legal effect as original signatures. This Agreement, any other document necessary for the consummation of the transaction contemplated by this Agreement may be accepted, executed or agreed to through the use of an electronic signature in accordance with the Electronic Signatures in Global and National Commerce Act ("E-Sign Act"), Title 15, United States Code, Sections 7001 et seq., the Uniform Electronic Transaction Act ("UETA") and any applicable state law. Any document accepted, executed or agreed to in conformity with such laws will be binding on each party as if it were physically executed.

    IN WITNESS WHEREOF, the parties have executed this Agreement on the year and date first above written.

MEMBERS:

_____
Anthony Salguero, an individual

_____
Brandi Brown, an individual

_____
Linda Ramos, an individual

MANAGERS:

_____
Anthony Salguero, an individual

_____
Brandi Brown, an individual

FOURTH AMENDMENT TO LLC OPERATING AGREEMENT
of
POPOCA OAKLAND, LLC
A Limited Liability Company established in California

We, the Members of Popoca Oakland, LLC, through the consent of a Majority of the Members as per Section 5.1A of the Operating Agreement, hereby resolve and confirm on May 1, 2023, the following to be effective:

1. Section 3.3A shall be amended to read:

Classes of Units. Membership Interests in the Company shall be reflected as Units. The Company shall have three classes of Units: Class A Units, of which one thousand (1,000) are authorized; Class B Units, of which two thousand (2,000) are authorized; and Initial Member Units, of which seventeen thousand (17,000) are authorized. The holders of each class of Units shall have such relative rights and duties as set forth in this Agreement. Except as otherwise required by law or by this Agreement, the holders of any classes of Units shall be entitled to vote on, make any determination of, or consent to, any matter to be acted upon by the Members in respect of the Company with Class B Non-Managing Members subject to the Lead Investor Agreement. Subject to compliance with the terms and conditions hereof, the Manager may (i) establish one or more additional classes of Units, and/or (ii) issue any such Units to existing or new Members.

2. Section 4.2B shall be amended to read:

Each Class B Member shall be entitled to receive, prior and in preference to the Class A Members and Initial Members receiving any distributions, that Member's pro rata share of the Available Cash until such time that all Class B Members have been paid One Hundred and Twenty-Five Percent (125%) of the amount invested by each Class B Member ("Class B Recapture"). For avoidance of doubt, if all Class B Units are subscribed, then all Class B Members as a whole will receive 20% of distributed profits, however if only a portion of the Class B Units are subscribed, each Class B Unit Holder shall receive an amount equal to the pro rata portion of the entirety of the Class B Units that were subscribed. To illustrate this further, if 1,000 Class B Units are subscribed, then the Class B Members as an entire class will receive an aggregate of 10% of the Available Cash, with each Class B member receiving their pro rata share of that 10%. Any unsubscribed Class B Units shall remain as Initial Member Units and be treated as per Section 4.2(C). Any distributions by Company under this Section 4.2(B) shall be in accordance with the agreements between Class B Members and Wefunder, Inc., including the SPV Subscription Agreement, Investor Agreement, Lead Investor Agreement, and Rule 3a-9 Undertakings Agreement, as applicable.

3. Section 4.2C shall be amended to read:

All remaining Available Cash not distributed to the Class A and Class B Members shall be distributed to the Initial Members in amounts equal to the Initial Member's Percentage Interest.

4. Section 6.10 shall be amended to read:

Repurchase Rights Concerning Class B Units. The Company, upon the discretion of the Manager, may elect to repurchase any of the Class B Units following the Class B Recapture described in Section 4.2(B). If the Manager elects to have the Company exercise such rights with respect to a Class B Member, then the Company shall send notice to the Member whose Units are being purchased. The purchase price in such event shall be the sum equal to the Member's original Capital Contributions for such Units plus an annual, simple interest rate of one percent (1%). The closing of such repurchase shall take place within sixty days of such notice and the purchase price must be paid in full at the time of the closing.

Example: if a Member purchased their Units for $25,000, and the closing of the repurchase takes place three years later, then the amount due hereunder would be $25,750 ($25,000 at 1% simple interest for three years).

5. All other sections of the attached current LLC Operating Agreement of Popoca Oakland, LLC remain in full force and effect.

The undersigned have duly executed this Fourth Amendment to the Popoca Oakland, LLC Operating Agreement on the date written above:

_____   _____
Anthony Salguero, Manager   Anthony Salguero, Member

EXHIBIT A

NAMES, ADDRESS, INITIAL CAPITAL CONTRIBUTIONS, UNITS AND PERCENTAGE INTEREST OF MEMBERS

INITIAL MEMBERS

Name and Address of Members	Capital Contributions	Units	Percentage Interest
Anthony Salguero 2615 Moyers Road Richmond, CA 94806	$5,857.45 & Non-Cash Investment	17,650 Units	88.25%
Bia Luna 908 Mossbridge Court Pleasant Hill, CA 94523	Non-Cash Investment	400 Units	2.0%
Linda Ramos 2615 Moyers Road Richmond, CA 94806	$16,256.07 & Non-Cash Investment	1,100 Units	5.5%
TOTAL	$11,714.89	**19,750 Units**	**98.75%**

CLASS A NON-MANAGING MEMBERS**

Name and Address of Members	Capital Contributions	Units	Percentage Interest
Jateen Parekh 4445 Turner Ave. Oakland, CA 94605	$10,000	100 Units	0.50%
Kevin Marropquin 83 Robinson Ave. Pittsburg, CA 94565	$10,000	100 Units	0.50%
Herbet Salguaro 1048 Barnsbury Ct Vacaville, CA 94687	$5,000	50 Units	0.25%
Damon McCormick 5637 Masonic Avenue Oakland, CA 94618	$20,000	200 Units	1.0%
TOTAL	**$45,000.00**	**450 Units**	**2.25%**

CLASS B NON-MANAGING MEMBERS***

Name and Address of Members	Capital Contributions	Units	Percentage Interest
	_____	_____	_____

TOTAL

* The total number of Units held by each Initial Member and the Percentage Interests shall be subject to adjustment as additional Units are sold and issued, per the terms of the Agreement.

** The total number of Class A Units shall be subject to adjustment as additional Units are sold and issued, per the terms of the Agreement.

*** The total number of Class B Units shall be subject to adjustment as additional Units are sold and issued, per the terms of the Agreement.